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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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¯ \NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KA Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Avenue of the Stars, Third Floor
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Stapleton (310) 284-5520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Stapleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KA Associates, Inc., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on

this 25th day of August, 2020,
Date *Month* *Year*

by

(1) Paul Stapleton

(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LISA DORFMAN
Notary Public - California
Los Angeles County
Commission # 2328434
My Comm. Expires May 25, 2024

Place Notary Seal and/or Stamp Above

Signature
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

KA Associates, Inc.

Report Pursuant to Rule 17a-5
Financial Statements and Supplemental Information
June 30, 2020

KA Associates, Inc.
Index
June 30, 2020

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
KA Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KA Associates, Inc. (the "Company") as of June 30, 2020, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com

Supplemental Information

Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements, or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2016.

New York, NY
August 25, 2020

KA Associates, Inc.
Statement of Financial Condition
June 30, 2020

Assets	
Cash and cash equivalents	$ 341,581
Investment in securities, at fair value	59,321
Receivable from broker-dealer and clearing firm	1,252
Due from related party	9,875
Prepaid expenses	7,168
Clearing deposit at broker	75,000
Deposit with FINRA	20,804
Total Assets	$ 515,001
Liabilities and Stockholders' Equity	
Liabilities	
Due to related party	$ 270,841
Payable to broker-dealer and clearing firm	10,361
Accrued expenses and other liabilities	3,210
Total Liabilities	284,412
Stockholders' Equity	
Common stock, no par value; authorized, issued and outstanding 7,225 shares	219,285
Additional paid-in capital	105,000
Accumulated deficit	(93,696)
Total Stockholders' Equity	230,589
Total Liabilities and Stockholders' Equity	$ 515,001

The accompanying notes are an integral part of these financial statements.

KA Associates, Inc.
Statement of Operations
June 30, 2020

Revenues		
Money market waiver rebates	$	58,161
Interest sharing		47,438
Commissions		19,502
Dividends income		15,740
Fees earned from affiliated entities		9,850
Administrative fees		6,465
Net increase in unrealized depreciation on investment		(112,687)
Other		106
Total Revenues		44,575
Expenses		
Professional and consulting fees		161,411
Compliance fees		44,650
Office expenses		34,900
Regulatory fees		25,646
Custody and valuation fees		16,750
Clearing charges		2,703
Other		15,611
Total Expenses		301,671
Net Loss	$	(257,096)

The accompanying notes are an integral part of these financial statements.

KA Associates, Inc.
Statement of Changes in Stockholders' Equity
June 30, 2020

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance at July 1, 2019	7,225	$ 219,285	$ -	$ 163,400	$ 382,685
Capital contributions	-	-	105,000	-	105,000
Net loss	-	-	-	(257,096)	(257,096)
Balance at June 30, 2020	7,225	$ 219,285	$ 105,000	$ (93,696)	$ 230,589

The accompanying notes are an integral part of these financial statements.

KA Associates, Inc.
Statement of Cash Flows
Year Ended June 30, 2020

Cash flows from operating activities		
Net loss	$	(257,096)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities:		
Net increase in unrealized depreciation on investment		112,687
Receivable from broker-dealer and clearing firm		11,502
Due from related party		(8,325)
Prepaid expenses		1,338
Due to related party		197,178
Payable to broker-dealer and clearing firm		(140)
Accrued expenses and other liabilities		3,210
Net cash provided by operating activities		60,354
Cash flows from financing activities		
Capital contributions		105,000
Net cash provided by financing activities		105,000
Net change in cash, cash equivalents, and restricted cash		165,354
Cash, cash equivalents, and restricted cash, beginning of year		272,031
Cash, cash equivalents, and restricted cash, end of year	$	437,385

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
KA Associates, Inc. (the "Company") is a corporation organized under the laws of the state of Nevada on January 25, 1993. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker dealer and clears its securities transactions on a fully disclosed basis with a clearing broker. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash, Cash Equivalents, and Restricted Cash
The Company maintains its cash balance with National Financial Services LLC ("NFS"), a broker-dealer and clearing firm. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may be in excess of Federal Deposit Insurance Corporation Insurance limits.

The Company is required to maintain a clearing deposit account pursuant to its securities clearance agreement with NFS. The required deposit is subject to increase based on changes in the mix of securities transactions executed by the Company's customers. At June 30, 2020, the cash deposit required was $75,000.

The Company also holds cash in a flex-funding account at FINRA for filing fees and other FINRA related charges.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Condition to the total of the same such amounts shown in the Statement of Cash Flows.

Cash, cash equivalents, and restricted cash	
Cash and cash equivalents	$ 341,581
Clearing deposit at broker (restricted)	75,000
Deposit with FINRA (restricted)	20,804
Cash, cash equivalents, and restricted cash at June 30, 2020	437,385
Cash, cash equivalents, and restricted cash at June 30, 2019	272,031
Net change in cash, cash equivalents, and restricted cash	$ 165,354

Receivable from Broker-Dealer and Clearing Firm
Receivable from broker-dealer and clearing firm represents commissions earned by the Company from brokerage transactions not yet received from the clearing broker. No allowance was deemed necessary as of June 30, 2020 since the Company has determined all receivables from broker-dealer and clearing firm to be collectible.

Revenue from Financial Instruments
Money market waiver rebates and interest sharing revenue are recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Commissions
Commissions include revenues resulting from executing stock exchange-listed securities, over-the-counter securities, and other transactions as agent for the Company's clients. Commissions and related clearing charges on customers' introduced trades and accounts are recorded on a trade-date basis as security transactions occur.

Fees Earned from Affiliated Entities
Fees earned from affiliated entities consists of private placement fees reimbursed by Kayne Anderson Capital Advisors, L.P. ("KACALP"), a related party (see Note 4), for private placement fees charged by NFS. The private placement fees reimbursement is offset by a corresponding expense and there is no net impact to earnings. These revenues are recorded upon execution of private placement transactions.

Administrative Fees
Administrative fees consist of wire fees charged to customers. These revenues are recorded upon execution of wire transactions.

Revenue from Contracts with Customers
The following table presents revenue from contracts with customers by major source:

Revenue from Contracts with Customers	
Commissions	$ 19,502
Administrative fees	6,465
Total Revenue from Contracts with Customers	$ 25,967

Income Taxes
The Company has elected S Corporation status for federal and state income tax purposes whereby taxable income is reported by the Company's stockholders. The Company is subject to California state franchise tax at the rate of 1.5% of taxable income.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company determined that no reserve was required at June 30, 2020. As of June 30, 2020, the Company remains subject to examination by various tax jurisdictions for the year 2015 and going forward. There are currently no

examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At June 30, 2020, the Company holds an investment in securities, which is recorded at fair value with changes in fair value included in net change in unrealized depreciation on investment in securities on the accompanying Statement of Operations. The investment is classified as a Level 1 common stock asset and had a fair market value of $59,321 at June 30, 2020.

3. Off Balance Sheet Risk, Concentration Risk, and Regulatory Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. The clearing broker carries all the Company's customers' money balances and long and short security positions and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein, pursuant to the clearance agreement between the Company and its clearing broker, the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company

has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. Additionally, in accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The Company maintains its cash balance with its clearing broker. The Company is subject to the counterparty risk to the extent that its clearing broker is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of its clearing broker and does not anticipate any losses from this counterparty.

The Company is required to be compliant with FINRA and Securities and Exchange Commission ("SEC") requirements on an ongoing basis and is subject to multiple operating and reporting requirements to which all broker-dealer entities are subject. If the Company fails to comply with regulatory requirements, it could be subject to loss of its licenses and registration and/or economic penalties.

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company's net capital was $174,358, which was $155,611 in excess of its minimum requirement of $18,747, and the Company's percentage of aggregate indebtedness to net capital was 161.3%.

The Company is subject to SEC Rule 17a-5(d). This rule requires the Company to file its annual audited financial statements and certain supporting schedules with the SEC.

The Company is also required, pursuant to its securities clearance agreement with NFS, to maintain net capital in an amount which is the greater of the Company's net capital requirement as calculated in accordance with Uniform Net Capital Rule 15c3-1 or an amount determined in the sole discretion of NFS, within its reasonable business judgment. At June 30, 2020, the minimum net capital required by NFS was $150,000 and the Company's net capital in excess of its requirement with NFS was $24,358.

4. Related-Party Transactions

The Company is charged an allocation of expenses related to personnel, office facilities and equipment, and other general operating services that are borne by KACALP, an affiliate of the Company by virtue of common control. For the year ended June 30, 2020, expenses allocated from this related party totaled $209,450.

For the year ended June 30, 2020, approximately 39% of the Company's commission revenues were from introducing trades of the Company's shareholders and KACALP employees.

The Company holds shares in a closed-end fund that is managed by a subsidiary of KACALP. The fair value of the investment was $59,321 as of June 30, 2020. For the year ended June 30, 2020,

the Company earned $13,819 of dividend income and recognized net increase in unrealized depreciation on investment of $112,687 from the investment.

The Company may participate as a selling group member on a best efforts basis and cannot act or be identified as acting in a firm commitment underwriting in any capacity in a secondary offering of KACALP related closed-end funds or initial public offering of a KACALP private equity portfolio company. For the shares that it places, the Company earns syndication revenue. During the year ended June 30, 2020, the Company did not earn any syndication revenue.

KACALP also reimburses the Company for private placement fees. The clearing broker charges the Company fees for recording customers' initial investment in KACALP private limited partnerships. Fees are also charged on all subsequent contributions and withdrawals. The amount of reimbursement was $9,850 for the year ended June 30, 2020. As of year-end, the Company has a receivable of $9,850 for private placement fees from KACALP for the year ended June 30, 2020.

5. Exemption from Rule 15c3-3(k)(2)(ii)

The Company is claiming exemption from the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Subsequent Events

Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual companies, all of which may negatively impact the Company's performance. The direct and indirect impacts that the COVID-19 pandemic and recent market volatility may have on the Company's financial statements are uncertain. The Company is unaware of any material risk to the stability of its financial statements caused by these uncertainties or the materiality of any effect they may have on the Company's business and operations.

These financial statements were approved by management and available for issuance on August 25, 2020. On August 6, 2020, FINRA granted the continuing membership application of the Company with approval to act as a mutual fund retailer.

Supplemental Information

KA Associates, Inc.
Supplemental Information
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2020

Stockholders' equity	$	230,589
Add: Other allowable credits		
FINRA annual assessment		3,210
Total allowable credits		3,210
Less: Nonallowable assets		
Deposit with FINRA		20,804
Prepaid expenses		7,168
Due from related party		9,875
Total deductions		37,847
Less: Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
15% haircut for equities		8,898
2% haircut for money market sweep account		5,298
Undue concentration		7,398
Total haircuts on securities		21,594
Net capital	$	174,358
Aggregate indebtedness	$	281,202
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	18,747
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Excess net capital ($174,358 - $18,747)	$	155,611
Percentage of aggregate indebtedness to net capital		161.3%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A as of June 30, 2020.

KA Associates, Inc.
Supplemental Information
Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission
June 30, 2020

The Company is claiming exemption from Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "special Reserve Bank Account for the Exclusive Benefit of Customers".

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying exemption report, in which (1) KA Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Marcum LLP

New York, NY
August 25, 2020

KA Associates, Inc.

KA Associates, Inc.'s
Exemption Report

KA Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Paul Stapleton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Paul Stapleton, CFO
KA Associates, Inc.
August 25, 2020